Exhibit 99.1

Illinois Tool Works Announces Completed Sale Of Finishing Group to Graco Inc.

GLENVIEW, ILLINOIS—(April 2, 2012)— Illinois Tool Works Inc. (NYSE: ITW) today announced that it has completed the sale of its finishing group of businesses to Graco Inc. in a $650 million cash transaction.

The finishing equipment businesses consist of paint spray systems and technologies for a variety of industrial end markets and applications around the world. Key brands include Gema, Ransburg, DeVilbiss, BGK and Binks. These businesses compete in wet industrial finishing as well as powder paint equipment and drying technologies.

"We are pleased to have successfully completed the sale, particularly since Graco presents these businesses with an excellent opportunity to further optimize their long-term growth," said David B. Speer, chairman and chief executive officer. "This divestiture aligns with ITW's strategic focus on our core platform growth opportunities with solid growth prospects and strong returns. While acquisitions remain a part of our overall growth story, we will continue to selectively divest businesses that no longer represent a strong fit with our core platforms."

Celebrating its 100-year anniversary in 2012, ITW (NYSE: ITW) is a Fortune 200 global diversified industrial manufacturer of value-added consumables and specialty equipment with related service businesses. The company focuses on profitable growth and strong returns across worldwide platforms and businesses. These businesses serve local customers and markets around the globe, with a significant presence in developed as well as emerging markets. ITW's revenues totaled $17.8 billion in 2011, with more than half of these revenues generated outside of the United States.

SOURCE Illinois Tool Works Inc.
Alison Donnelly of Illinois Tool Works Inc., +1-847-657-4565, adonnelly@itw.com